EXHIBIT 17.1

January  11,  2006

Scott  D.  Gallagher
Chairman
FTS  Group

Re:  Board  Resignation

Dear  Mr.  Gallagher,

      Please accept my resignation from the Board of Directors of FTS Group effective January 11, 2006.

Thank you for the opportunity to serve on the Board and I wish you success in the future.

Very  truly  yours,

/s/  Linda  L.  Ehlen

Linda  L.  Ehlen
Director